# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PIXELWORKS, INC, CIK 0001040161
CUSIP: 72581M404
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 16760 SW UPPER BOONES FERRY RD., SUITE 101, Portland, Oregon (OR), 97224
Date of event which requires filing of this statement: 04/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001319645

## Reporting persons
- John A. Kryzanowski: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 476,839; shared voting power 0; sole dispositive power 476,839; shared dispositive power 0; aggregate amount beneficially owned 476,839 (7.49% of the class)

## Item 1. Issuer
Name of issuer: PIXELWORKS, INC
Address of issuer's principal executive offices: 16760 SW Upper Boones Ferry Rd., Ste. 101, Portland, Oregon 97224

## Item 2. Person Filing
Name of person filing: John A. Kryzanowski
Address of principal business office or, if none, residence:
c/o Shartsis Friese LLP
425 Market Street, 11th Floor
San Francisco, CA 94105
Citizenship: For citizenship of the Filer, see Item 4 of the cover sheet for the Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Items 5-9 and 11 of the cover page for the Filer.
Percent of class: 7.49%
Sole power to vote or to direct the vote: 476,839
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 476,839
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- John A. Kryzanowski: John A. Kryzanowski, Filer (05/15/2026)